UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 29, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

uniQure N.V.

File No. 001-36294 - CF#35560

uniQure N.V. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 19, 2017.

Based on representations by uniQure N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act,5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 through April 17, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office